EURASIA DESIGN INC.
122B E. Acapulco St.
South Padre Island, TX 78597

October 28, 2010

H. Christopher Owings
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:       Eurasia Design Inc.
            Registration Statement on Form S-1/A-2
            File No. 333-168345
            Filed on October 4, 2010

Dear Mr. Owings:

    In response to your letter dated October 5, 2010, please be advised as to the following:

Prospectus Cover Page.
  The requested information has been provided.

Our Business.
  The requested disclosure has been made and clarity provided.

Plan of Distribution.
  The requested information has been provided.

Plan of Operations.
  The requested information has been provided.

    Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

JOHN FERRONE
John Ferrone, President and CEO